File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

FP STRATEGIES LLC

ROBOSTRATEGY, INC.

151 Calle de San Francisco, Suite 200

San Juan, Puerto Rico 00901

SATYA ROBO HOLDINGS LLC

1250 Ave Ponce de Leon, Suite 301 PMB 1902

San Juan, Puerto Rico 00907

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

APPLICATION FOR AN ORDER PURSUANT TO

SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1

UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT

TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE

17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Marc Weinstein

FP Strategies LLC

151 Calle de San Francisco, Suite 200

San Juan, Puerto Rico 00901

marc@fpstrategies.io

Telephone 787-722-6881

Copies to:

Owen J. Pinkerton, Esq.

Anne G. Oberndorf, Esq.

Krisztina Nadasdy, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001

anneoberndorf@eversheds-sutherland.com

Telephone (202) 383-0100

February 6, 2026

This Application (including Exhibits) contains 57 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

FP STRATEGIES LLC

ROBOSTRATEGY, INC.

151 CALLE DE SAN FRANCISCO, SUITE 200

SAN JUAN, PUERTO RICO 00901

SATYA ROBO HOLDINGS LLC

1250 AVE PONCE DE LEON, SUITE 301 PMB 1902

SAN JUAN, PUERTO RICO 00907

File No. 812-

: : : : : : : : : : : : : : : : : : : : : : :

APPLICATION FOR AN ORDER

PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

•	RoboStrategy, Inc. (the “Existing Regulated Fund”), an externally-managed, non-diversified, closed-end management investment company registered under the 1940 Act;

•	FP Strategies LLC (the “Existing Adviser”), a Puerto Rico limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and serves as the investment adviser to the Existing Regulated Fund, on behalf of itself and its successors[2]; and

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

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•	Satya Robo Holdings LLC, an entity wholly owned by an affiliate of the Existing Adviser that, from time to time, will hold various financial assets in a principal capacity and that currently intends to participate in Co-Investment Transactions (in such capacity, the “Existing Proprietary Account,” and collectively with the Existing Regulated Fund and Existing Adviser, the “Applicants”).[3]

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund4 and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

[3]	All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.
[4]

“Regulated Fund” means the Existing Regulated Fund and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[5]

“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[6]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
[7]

“Adviser” means the Existing Adviser, and any other investment adviser controlling, controlled by, or under common control with the Existing Adviser. The term “Adviser” also includes any internally-managed Regulated Fund.

[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

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II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	The Existing Regulated Fund

The Existing Regulated Fund was formed as a Maryland corporation under the Maryland General Corporation Law on May 23, 2025, and operates as an externally-managed, non-diversified, closed-end management investment company registered under the 1940 Act. The Existing Regulated Fund’s principal place of business is 151 Calle de San Francisco, Suite 200, San Juan, Puerto Rico 00901.

The Existing Regulated Fund’s investment objective is to seek long-term capital appreciation, principally through capital gains on equity and equity-linked investments in robotics and artificial intelligence companies. The Existing Regulated Fund focuses primarily on private, venture-capital-backed private companies with significant growth potential, many of which are not yet publicly listed or widely accessible to individual investors. The Existing Regulated Fund has a five-member board (the “Existing Fund Board,” and together with any Future Regulated Fund’s board, the “Board”), of which three members are not “interested” persons of the Existing Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.9

B.	The Existing Proprietary Account

The Existing Proprietary Account will, from time to time, hold various financial assets in a principal capacity. The Existing Adviser and its affiliates operate various business lines directly or through their wholly- or majority-owned subsidiaries, and the affiliate that exists and currently intends to participate in Co-Investment Transactions has been included as an Applicant herein.

C.	Existing Adviser

The Existing Adviser serves as the investment adviser of the Existing Regulated Fund, and either it or another Adviser will serve as the investment adviser to any Future Regulated Fund. The Existing Adviser is a Puerto Rico limited liability company and is a registered investment adviser with the Commission under the Advisers Act. On the date of this Application, the Existing Adviser’s sole client that intends to rely on this application is the Existing Regulated Fund.

Under the terms of an investment advisory agreement with the Existing Regulated Fund, the Existing Adviser will, among other things, manage the investment portfolio, direct purchases and sales of portfolio securities and report thereon to the Existing Regulated Fund’s officers and Board regularly.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

[9]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

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Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”10 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). With respect to the Existing Adviser and any other Advisers that are deemed to be affiliated persons of the Existing Adviser, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing Adviser, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.11

[10]	Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”
[11]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

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2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,12 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,13 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.14

4. No Remuneration. Any transaction fee15 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.16

[12]	Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.
[13]	Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.
[14]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
[15]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.
[16]	The Affiliated Entities may adopt shared Co-Investment Policies.

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6. Dispositions:

(a) Prior to any Disposition17 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.18

7. Board Oversight

(a) Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b) Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c) At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d) Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e) The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

[17]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
[18]	“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

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8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).19

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions, including substantially identical relief20 recently granted by the Commission, which applications have been identified by Applicants as substantially identical to the Application pursuant to Rule 0-5(e)(3) under the 1940 Act, (together, the “Existing Orders”).21 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

[19]	If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.
[20]	Oxford Square Capital Corp., et al. (File No. 812-15840), Release No. IC-35820 (December 11, 2025) (notice), Release No. IC-35860 (January 6, 2026) (order); Prospect Capital Corporation, et al. (File No. 812-15849), Release No. IC-35819 (December 9, 2025) (notice), Release No. IC-35859 (January 6, 2026) (order).
[21]	See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

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VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Marc Weinstein

FP Strategies LLC

151 Calle de San Francisco, Suite 200

San Juan, Puerto Rico 00901

marc@fpstrategies.io

Telephone 787-722-6881

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Owen J. Pinkerton, Esq.

Anne G. Oberndorf, Esq.

Krisztina Nadasdy, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001

anneoberndorf@eversheds-sutherland.com

Telephone (202) 383-0100

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of the Existing Regulated Fund pursuant to resolutions duly adopted by the Board. A copy of the resolutions are attached hereto as Exhibit B.

Pursuant to Rule 0-2(c), Applicants hereby state that each Applicant has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Sections 17(d) and 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

In accordance with Rule 0-5(d) under the 1940 Act, Applicants request expedited review of the Application by the Commission. In accordance with Rule 0-5(e)(2) under the 1940 Act, included as Exhibit C to this Application are two marked copies of the Application showing changes from the final versions of two recent applications identified by Applicants as substantially identical to the Application pursuant to Rule 0-5(e)(3) under the 1940 Act.

[Signature Page Follows]

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The Applicants have caused this Application to be duly signed on their behalf on the 6th day of February, 2026.

FP STRATEGIES LLC

By:	/s/ Marc Weinstein
	Name:	Marc Weinstein
	Title:	Member

ROBOSTRATEGY, INC.

By:	/s/ Andrew Kang
	Name:	Andrew Kang
	Title:	President and Chief Executive Officer

SATYA ROBO HOLDINGS LLC

By:	/s/ Marc Weinstein
	Name:	Marc Weinstein
	Title:	Authorized Signatory

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Exhibit A

Verification

The undersigned states that he or she has duly executed the attached Application dated February 6, 2026 for and on behalf of the Applicants, as the case may be, that he or she holds the office with each such entity as indicated below, and that all actions by stockholders, officers, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that he or she is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his or her knowledge, information, and belief.

FP STRATEGIES LLC

By:	/s/ Marc Weinstein
	Name:	Marc Weinstein
	Title:	Member

ROBOSTRATEGY, INC.

By:	/s/ Andrew Kang
	Name:	Andrew Kang
	Title:	President and Chief Executive Officer

SATYA ROBO HOLDINGS LLC

By:	/s/ Marc Weinstein
	Name:	Marc Weinstein
	Title:	Authorized Signatory

11

Exhibit B

RESOLUTIONS OF THE BOARD OF DIRECTORS OF ROBOSTRATEGY, INC. (THE “COMPANY”)*

WHEREAS, the Board of Directors has reviewed the Company’s Co-Investment Exemptive Application (the “Exemptive Application”) involving the Company and certain affiliates thereof as specified in the Exemptive Application, a copy of which is attached hereto as Appendix D, for an order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Section 57(a)(4) of the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that each of the Chief Executive Officer, Chief Financial Officer, Chief Compliance Officer and the Secretary of the Company (the “Authorized Officers”) shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the Commission the Exemptive Application, in substantially the form attached hereto as Appendix D; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the Commission any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action.

*	Appendix D in this resolution refers to the Appendix included in the Board consent that was executed by the Board and contained this resolution.

12

EXHIBIT C

~~File No. 812-15840~~

File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the ~~First Amended and Restated~~ Application of:

~~OXFORD SQUARE CAPITAL CORP. AND OXFORD LANE CAPITAL CORP. AND OXFORD PARK INCOME FUND, INC. AND OXFORD SQUARE MANAGEMENT, LLC AND OXFORD LANE MANAGEMENT, LLC AND OXFORD PARK MANAGEMENT, LLC AND OXFORD GATE MANAGEMENT, LLC AND OXFORD GATE MASTER FUND, LLC AND OXFORD GATE, LLC AND OXFORD GATE (BERMUDA), LLC AND OXFORD BRIDGE II, LLC.~~

FP STRATEGIES LLC

ROBOSTRATEGY, INC.

~~8 Sound Shore Drive, Suite 255~~
~~Greenwich, CT 06830~~
~~(203) 983-5275~~

151 Calle de San Francisco, Suite 200

San Juan, Puerto Rico 00901

SATYA ROBO HOLDINGS LLC

1250 Ave Ponce de Leon, Suite 301 PMB 1902

San Juan, Puerto Rico 00907

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

~~FIRST AMENDED AND RESTATED~~ APPLICATION FOR AN ORDER PURSUANT TO

SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE ~~17d-l~~ 17d-1

UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT

TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE ~~17d-l~~

17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Marc Weinstein

FP Strategies LLC

151 Calle de San Francisco, Suite 200

San Juan, Puerto Rico 00901

marc@fpstrategies.io

Telephone 787-722-6881

~~Jonathan H. Cohen~~
~~Chief Executive Officer~~
~~8 Sound Shore Drive, Suite 255~~
~~Greenwich, CT 06830~~
~~(203) 983-5275~~
~~jcohen@oxfordfunds.com~~

Copies to:

~~Harry S. Pangas~~
~~Philip T. Hinkle~~
~~Dechert LLP~~
~~1900 K Street, NW~~
~~Washington, DC 20006~~
~~(202) 261-3466~~

~~October 14,2025~~

Owen J. Pinkerton, Esq.

Anne G. Oberndorf, Esq.

Krisztina Nadasdy, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001

anneoberndorf@eversheds-sutherland.com

Telephone (202) 383-0100

February 6, 2026

This Application (including Exhibits) contains 57 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

~~OXFORD SQUARE CAPITAL CORP. AND~~
~~OXFORD LANE CAPITAL CORP. AND OXFORD~~
~~PARK INCOME FUND, INC. AND OXFORD~~
~~SQUARE MANAGEMENT, LLC AND OXFORD~~
~~LANE MANAGEMENT, LLC AND OXFORD~~
~~PARK MANAGEMENT, LLC AND OXFORD~~
~~GATE MANAGEMENT, LLC AND OXFORD~~
~~GATE MASTER FUND, LLC AND OXFORD~~
~~GATE, LLC AND OXFORD GATE (BERMUDA),~~
~~LLC AND OXFORD BRIDGE II, LLC.~~

FP STRATEGIES LLC

ROBOSTRATEGY, INC.

~~8 SOUND SHORE DRIVE~~151 CALLE DE SAN
FRANCISCO, SUITE ~~255 GREENWICH,~~
~~CONNECTICUT 08630~~200

SAN JUAN, PUERTO RICO 00901

SATYA ROBO HOLDINGS LLC

1250 AVE PONCE DE LEON, SUITE 301 PMB 1902

SAN JUAN, PUERTO RICO 00907

File No. ~~812-15840~~812-

: : : : : : : : : : : : : : : : : : : : : : ~~: : : : : : : : : : : : : : : : : : : : : : :~~ :

APPLICATION FOR AN ORDER

~~FIRST AMENDED AND RESTATED~~
~~APPLICATION FORAN ORDER~~ PURSUANT TO
SECTIONS 17(d) AND 57(i) OF THE
INVESTMENT COMPANY ACT OF
1940 AND RULE ~~17d-l~~17d-1 UNDER
THE INVESTMENT COMPANY
ACT OF 1940 PERMITTING
CERTAIN JOINT TRANSACTIONS
OTHERWISE PROHIBITED BY
SECTIONS 17(d) AND 57(a)(4) OF
AND RULE 17d-1 UNDER THE
INVESTMENT COMPANY ACT OF 1940

~~I.~~ I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) ~~under Section~~ pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule ~~17d-l~~17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule ~~17d-l~~17d-1 thereunder. ~~The Order would supersede the exemptive order issued by the Commission on June 14, 2017 (the “Prior Order”)2that was granted pursuant to Sections 17(d), 57(a)(4), 57(i) and Rule 17d-l, with the result that no person will continue to rely on the Prior Order if the Order is granted.~~

•	~~Oxford Square Capital Corp., a~~RoboStrategy, Inc. (the “Existing Regulated Fund”), an externally-managed, non-diversified, closed-end management investment company ~~that has elected to be regulated as a business development company~~registered under the 1940 Act ~~(“OXSQ”)~~;

~~• Oxford Square Management, LLC, the investment adviser to OXSQ (“OXSQ Adviser”);~~

~~• Oxford Lane Capital Corp., a closed-end management investment company registered under the 1940 Act (“OXLC”);~~

•	FP Strategies LLC (the “Existing Adviser”), a Puerto Rico limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and serves as the investment adviser to the Existing Regulated Fund, on behalf of itself and its successors[2]; and

~~• Oxford Lane Management, LLC, the investment adviser to OXLC (“OXLC Adviser”);~~

~~• Oxford Park Income Fund, Inc., a closed-end management investment company registered under the 1940 Act that operates as a tender offer fund (“OXPK” and together with OXSQ and OXLC, the “Existing Regulated Funds”);~~

•	Satya Robo Holdings LLC, an entity wholly owned by an affiliate of the Existing Adviser that, from time to time, will hold various financial assets in a principal capacity and that currently intends to participate in Co-Investment Transactions (in such capacity, the “Existing Proprietary Account,” and collectively with the Existing Regulated Fund and Existing Adviser, the “Applicants”).[3]

~~• Oxford Park Management, LLC, the investment adviser to OXPK (“OXPK Adviser”);~~

~~• Certain existing investment vehicles (as identified on Schedule A hereto), each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds”);~~

~~• Oxford Gate Management, LLC, the investment adviser to the Existing Affiliated Funds (“Oxford Gate Management” and, together with OXSQ Adviser, OXLC Adviser and OXPK Adviser, the “Existing Advisers”) and together with the Existing Regulated Funds and the Existing Affiliated Funds, the “Applicants”).3~~

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
~~[2]~~	~~TIC Capital Cor, et al. (File No. 812-14707), Release No. IC-32643 (May 19, 2017) (notice), Release No. IC-32680 (June 14, 2017) (order).~~
[2]	The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.
[3]	All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.
~~[3]~~	~~All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.~~

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund4 and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

[4]	“Regulated Fund” means the Existing Regulated ~~Funds~~Fund and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[5]	“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[6]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
[7]	“Adviser” means ~~OXSQ~~the Existing Adviser~~, OXLC Adviser, OXPK Adviser, Oxford Gate Management~~, and any other investment adviser controlling, controlled by, or under common control with ~~OXSQ~~the Existing Adviser~~, OXLC Adviser, OXPK Adviser, or Oxford Gate Management~~. The term “Adviser” also includes any internally-managed Regulated Fund.
[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

~~II.~~ II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	~~OXSQ~~The Existing Regulated Fund

~~OXSQ is a Maryland corporation structured as an externally managed closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act. OXSQ was originally formed as Technology Investment Capital Corporation (“TICC’) on July 21, 2003 and commenced operations on July 21, 2003. TICC changed its name to Oxford Square Capital Corp, on March 19, 2018. OXSQ has elected to be treated as a regulated investment company (“RIC’) under Sub-Chapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and intends to comply with the requirements to qualify for tax treatment applicable to RICs. OXSQ’s principal place of business is 8 Sound Shore Drive, Greenwich, CT 06830.~~

The Existing Regulated Fund was formed as a Maryland corporation under the Maryland General Corporation Law on May 23, 2025, and operates as an externally-managed, non-diversified, closed-end management investment company registered under the 1940 Act. The Existing Regulated Fund’s principal place of business is 151 Calle de San Francisco, Suite 200, San Juan, Puerto Rico 00901.

~~OXSQ’s~~The Existing Regulated Fund’s investment objective is to ~~maximize its portfolio’s total return. OXSQ’s primary focus is to seek an attractive risk-adjusted total return by investing primarily in corporate debt securities and, to a lesser extent, collateralized loan obligations (“CLO”), which are structured finance investments that own corporate debt securities. OXSQ~~seek long-term capital appreciation, principally through capital gains on equity and equity-linked investments in robotics and artificial intelligence companies. The Existing Regulated Fund focuses primarily on private, venture-capital-backed private companies with significant growth potential, many of which are not yet publicly listed or widely accessible to individual investors. The Existing Regulated Fund has a five-member board (the “Existing Fund Board,” and together with any Future Regulated Fund’s board, the “~~OXSQ~~ Board”), of which three members are not “interested” persons of ~~OXSQ~~the Existing Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.9

~~B. OXLC~~

~~OXLC is a Maryland corporation formed on June 10, 2010 and structured as an externally managed registered closed-end management investment company under the 1940 Act. OXLC commenced operations on January 25, 2011. OXLC has elected to be treated as a RIC under Sub-Chapter M of the Code, and intends to comply with the requirements to qualify for tax treatment applicable to RICs. OXLC’s principal place of business is 8 Sound Shore Drive, Greenwich, CT 06830.~~

~~OXLC’s investment objective is to maximize its portfolio’s risk-adjusted total return by investing in equity and junior debt tranches of CLO vehicles. OXLC has a five-member board (the “OXLC Board”), of which three are not “interested” persons of OXLC within the meaning of Section 2(a)(19) of the 1940 Act.~~

~~C. OXPK~~

~~OXPK is a Maryland corporation formed on December 19, 2022 and structured as an externally managed registered closed-end management investment company under the 1940 Act that operates as a tender offer fund. OXPK commenced operations on April 3, 2023. OXPK has elected to be treated as a RIC under Sub-Chapter M of the Code, and intends to comply with the requirements to qualify for tax treatment applicable to RICs. OXPK’s principal place of business is 8 Sound Shore Drive, Greenwich, CT 06830.~~

~~OXPK’s investment objective is to maximize its portfolio’s risk-adjusted total return by investing in equity and junior debt tranches of CLO vehicles. OXPK has a five-member board (the “OXPK Board” and, together with the OXSQ Board, OXLC Board, and any future Regulated Fund’s board, the “Board”), of which three members are not “interested” persons of OXPK within the meaning of Section 2(a)(19) of the 1940 Act.~~

[9]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

~~D. The Existing Affiliated Funds~~

~~The Existing Affiliated Funds are investment funds, each of whose investment adviser is Oxford Gate Management and each of which would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.10A complete list of the Existing Affiliated Funds is included on Schedule A hereto.~~

B.	~~E.~~ The Existing ~~Advisers~~Proprietary Account

~~Each of the Existing Advisers are controlled by Oxford Funds, LLC (“Oxford Funds”). Oxford Funds serves as administrator to OXSQ, OXLC, OXPK, pursuant to respective administration agreements with each. Oxford Funds does not currently offer investment advisory services to any person and is not expected to do so in the future. Accordingly, Oxford Funds has not been included as an Applicant.~~

The Existing Proprietary Account will, from time to time, hold various financial assets in a principal capacity. The Existing Adviser and its affiliates operate various business lines directly or through their wholly- or majority-owned subsidiaries, and the affiliate that exists and currently intends to participate in Co-Investment Transactions has been included as an Applicant herein.

C.	Existing Adviser

~~OXSQ Adviser is a Delaware limited liability company and is registered as an investment adviser with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). OXSQ~~The Existing Adviser serves as the investment adviser ~~to OXSQ and manages its portfolio in accordance with OXSQ’s objectives and strategies.~~

of the Existing Regulated Fund, and either it or another Adviser will serve as the investment adviser to any Future Regulated Fund. The Existing ~~OXLC~~ Adviser is a ~~Connecticut~~Puerto Rico limited liability company and is a registered ~~as an~~ investment adviser with the Commission under the Advisers Act. ~~OXLC Adviser serves as the investment adviser to OXLC and manages its portfolio in accordance with OXLC’s objectives and strategies.~~On the date of this Application, the Existing Adviser’s sole client that intends to rely on this application is the Existing Regulated Fund.

~~OXPK Adviser is a Connecticut limited liability company and is registered as an investment adviser with the Commission under the Advisers Act. OXPK Adviser serves as the investment adviser to OXPK and manages its portfolio in accordance with OXPK’s objectives and strategies.~~

Under the terms of an investment advisory agreement with the Existing Regulated Fund, the Existing Adviser will, among other things, manage the investment portfolio, direct purchases and sales of portfolio securities and report thereon to the Existing Regulated Fund’s officers and Board regularly.

~~Oxford Gate Management is a Delaware limited liability company and is an investment adviser registered with the Commission under the Advisers Act. Oxford Gate Management serves as the investment adviser to the Existing Affiliated Funds and manages their portfolios in accordance with each Existing Affiliated Fund’s investment objectives and strategies.~~

~~III.~~ III.	ORDER REQUESTED

The Applicants request an Order of the Commission ~~under~~pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	~~1.~~ Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”~~11~~10 in which the fund is a participant without first obtaining an order from the SEC.

~~[10]~~	~~In the future, an Affiliated Fund may register as a closed-end management investment company or elect to be regulated as a business development company under the 1940 Act and, if so, will be considered a Regulated Fund for purposes of this application.~~
~~[11]~~[10]	Rule ~~17d-l~~17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company ~~...~~… and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….~~...~~”

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). ~~The Existing Advisers are each controlled by Oxford Funds, and are thus affiliated persons of each other. Accordingly, with~~With respect to the Existing ~~Advisers~~Adviser and any other Advisers that are deemed to be affiliated persons of ~~each other~~the Existing Adviser, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with ~~an~~the Existing Adviser, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule ~~17d-1~~17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

~~1.~~ 1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund~~,~~  and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.~~12~~11

~~[12]~~[11]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

~~2.~~ 2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,~~13~~12 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,~~14~~13 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

~~3.~~ 3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.~~15~~14

~~4.~~ 4. No Remuneration. Any transaction fee~~16~~15 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

~~5.~~ 5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.~~17~~16

~~[13]~~[12]	Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.
~~[14]~~ [13]	Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.
~~[15]~~ [14]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
~~[16]~~ [15]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.
~~[17]~~ [16]	The Affiliated Entities may adopt shared Co-Investment Policies.

~~6.~~ 6. Dispositions:

~~(a)~~ (a) Prior to any Disposition~~18~~17 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

~~(b)~~ (b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.~~19~~18

~~7.~~ 7. Board Oversight

~~(a)~~ (a) Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

~~(b)~~ (b) Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the ~~Co-investment~~Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

~~(c)~~ (c) At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in ~~Co-investment~~Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the ~~Co-investment~~Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

~~(d)~~ (d) Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ ~~Co-investment~~Co-Investment Policies.

~~(e)~~ (e) The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related ~~Co-investment~~Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

~~8.~~ 8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the ~~Co-investment~~Co-Investment Transactions were approved by the Required Majority under Section 57(f).~~20~~19

~~[18]~~ [19]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
~~[19]~~ [18]	“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.
~~[20]~~ [19]	If a Regulated Fund enters into a transaction that would be a ~~Co-investment~~Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

~~9.~~ 9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

~~IV.~~ IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule ~~17d-l~~17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each ~~Co-investment~~Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule ~~17d-1~~17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement ~~Co-investment~~Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in ~~Co-investment~~Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The ~~Co-investment~~Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a ~~Co-investment~~Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

~~V.~~ V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in ~~Co-investment Transactions (the~~ Co-Investment Transactions, including substantially identical relief20 recently granted by the Commission, which applications have been identified by Applicants as substantially identical to the Application pursuant to Rule 0-5(e)(3) under the 1940 Act, (together, the “Existing Orders”).21 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

[20]	Oxford Square Capital Corp., et al. (File No. 812-15840), Release No. IC-35820 (December 11, 2025) (notice), Release No. IC-35860 (January 6, 2026) (order); Prospect Capital Corporation, et al. (File No. 812-15849), Release No. IC-35819 (December 9, 2025) (notice), Release No. IC-35859 (January 6, 2026) (order).
[21]	See, e.g., ~~Main Street Capital Corporation~~FS Credit Opportunities Corp., et al. (File No. ~~812-15808~~812-15706), Release No. IC~~-35723 (August 25~~-35520 (April 3, 2025) (notice), Release No. IC~~-37555 (September 22, 2025) (order); Partners Group Private Equity (Master Fund), LLC, et al. (File No. 812-15772), Release No. IC-35708 (August 7, 2025) (notice), Release No. IC-35736 (September 3, 2025) (order); Fortress Private Lending Funds, et al. (File No. 812-15551) (August 1, 2025) (notice), Release No. IC-35727) (August 27, 2025) (order); Audax Credit BDC Inc., et al. (File No. 812-15605), Release No. IC-35685 (July 22, 2025) (notice), Release No. IC-35714 (August 19, 2025) (order); Ellington Credit Company, et al. (File No. 812-15784), Release No. IC-35680 (July 16, 2025) (notice), Release No. IC-35712 (August 12, 2025) (order); Sound Point Meridian Capital, Inc. et al (File No. 812-15593), Release No. IC-35641 (June 17, 2025) (notice), Release No. IC-35677 (July 15, 2025)~~-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. ~~812¬15729~~812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order)~~; FS Credit Opportunities Corp., et al. (File No. 812-15706) Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Polen Credit Opportunities Fund, et al. (File No. 812-15457) Release No. IC-35183 (May 2, 2024) (notice), Release No. IC-35206 (May 28, 2024) (order); Sound Point Meridian Capital, Inc., et al. (File No. 812-15476-01) Release No. IC-35173 (April 19, 2024) (notice), Release No. IC-35192 (May 15, 2024) (order); Brookfield Infrastructure Income Fund Inc., et al. (File No. 812-15415), Release No. IC-35001 (September 20, 2022) (notice), Release No. IC-35032 (October 17, 2023) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15461), Release No. IC-34963 (July 24, 2023) (notice), Release No. IC-34987 (August 21, 2023) (order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15181), Release No. IC-34962 (July 18, 2023) (notice), Release No. IC-34985 (August 15, 2023) (order); MBC Total Private Markets Access Fund, et al. (File No. 812-15422), Release No. IC-34953 (June 28, 2023) (notice), Release No. IC-34965 (July 25, 2023) (order); Vista Credit Strategic Lending Corp, et al. (File No. 812-15323), Release No. IC-34946 (June 20, 2023) (notice), Release No. IC-34961 (July 18, 2023) (order)~~.

~~VI.~~ VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

~~Jonathan                                                                                          H.                                                                                                     Cohen~~
~~Chief                                                                                    Executive                                                                                                   Officer~~
~~8                             Sound                           Shore                                            Drive,                                     Suite                                 255~~
~~Greenwich,                                                                                  CT                                                                                                       06830~~
~~(203)                                                                                                                                                                                                    983-5275~~
~~jcohen@oxfordfunds.com~~

Marc Weinstein

FP Strategies LLC

151 Calle de San Francisco, Suite 200

San Juan, Puerto Rico 00901

marc@fpstrategies.io

Telephone 787-722-6881

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

~~Harry S. Pangas~~
~~Philip T. Hinkle~~
~~Dechert LLP~~
~~1900 K Street, NW~~
~~Washington, DC 20006~~
~~(202) 261-3466~~

Owen J. Pinkerton, Esq.

Anne G. Oberndorf, Esq.

Krisztina Nadasdy, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001

anneoberndorf@eversheds-sutherland.com

Telephone (202) 383-0100

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of ~~each~~the Existing Regulated Fund pursuant to resolutions duly adopted by the Board. ~~Copies~~A copy of the resolutions are ~~provided below~~attached hereto as Exhibit B.

Pursuant to Rule 0-2(c), Applicants hereby state that each ~~Existing Regulated Fund and Existing Affiliated Fund have~~Applicant has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to ~~Section~~Sections 17(d) and 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

In accordance with Rule 0-5(d) under the 1940 Act, Applicants request expedited review of the Application by the Commission. In accordance with Rule 0-5(e)(2) under the 1940 Act, included as Exhibit C to this Application are two marked copies of the Application showing changes from the final versions of two recent applications identified by Applicants as substantially identical to the Application pursuant to Rule 0-5(e)(3) under the 1940 Act.

[Signature Page Follows]

The Applicants have caused this ~~Amended~~ Application to be duly signed on their behalf on the ~~14th~~6th day of ~~October~~February, ~~2025~~2026.

~~OXFORD SQUARE CAPITAL CORP.~~

~~By: /s/ Jonathan H. Cohen~~ _____________________
~~Name: Jonathan H. Cohen~~
~~Title: Chief Executive Officer~~

~~OXFORD LANE CAPITAL CORP.~~

~~By: /s/ Jonathan H. Cohen~~ _____________________
~~Name: Jonathan H. Cohen~~
~~Title: Chief Executive Officer~~

~~OXFORD PARK INCOME FUND, INC.~~

~~By: /s/ Jonathan H. Cohen~~ _____________________
~~Name: Jonathan H. Cohen~~
~~Title: Chief Executive Officer~~

~~OXFORD SQUARE MANAGEMENT, LLC~~

~~By: /s/ Jonathan H. Cohen~~ _____________________
~~Name: Jonathan H. Cohen~~
~~Title: Chief Executive Officer~~

~~OXFORD LANE MANAGEMENT, LLC~~

~~By: /s/ Jonathan H. Cohen~~ _____________________
~~Name: Jonathan H. Cohen~~
~~Title: Chief Executive Officer~~

~~OXFORD PARK MANAGEMENT, LLC~~

~~By: /s/ Jonathan H. Cohen~~ _____________________
~~Name: Jonathan H. Cohen~~
~~Title: Chief Executive Officer~~

~~OXFORD GATE MANAGEMENT, LLC~~

~~By: /s/ Jonathan H. Cohen~~ _____________________
~~Name: Jonathan H. Cohen~~
~~Title: Chief Executive Officer~~

~~OXFORD GATE MASTER FUND, LLC~~

~~By:     Oxford Gate Management, LLC, as Managing Member~~

~~By: /s/ Jonathan H. Cohen~~ _____________________
~~Name: Jonathan H. Cohen~~
~~Title: Chief Executive Officer~~

~~OXFORD GATE, LLC~~

~~By: Oxford Gate Management, LLC, as Managing Member~~

~~By: /s/ Jonathan H. Cohen~~ _____________________
~~Name: Jonathan H. Cohen~~
~~Title: Chief Executive Officer~~

~~OXFORD GATE (BERMUDA), LLC~~

~~By: Oxford Gate Management, LLC, as Managing Member~~

~~/ By: /s/ Jonathan H. Cohen~~ _____________________
~~Name: Jonathan H. Cohen~~
~~Title: Chief Executive Officer~~

~~OXFORD BRIDGE II, LLC~~

~~By: Oxford Gate Management, LLC, as Managing Member~~

~~By: /s/ Jonathan H. Cohen~~ _____________________
~~Name: Jonathan H. Cohen~~
~~Title: Chief Executive Officer~~

FP STRATEGIES LLC

By:	/s/ Marc Weinstein
Name: Marc Weinstein
Title: Member

ROBOSTRATEGY, INC.

By:	/s/ Andrew Kang
Name: Andrew Kang
Title: President and Chief Executive Officer

SATYA ROBO HOLDINGS LLC

By:	/s/ Marc Weinstein
Name: Marc Weinstein
Title: Authorized Signatory

~~VERIFICATION~~Exhibit A

~~The undersigned states that he has duly executed the foregoing Application for and on behalf of Oxford Square Capital Corp., that he is the Chief Executive Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~OXFORD SQUARE CAPITAL CORP. By: /s/ Jonathan H. Cohen~~ __________________ ~~Name: Jonathan H. Cohen Title: Chief Executive Officer~~

~~VERIFICATION~~Verification

~~The undersigned states that he has duly executed the foregoing Application for and on behalf of Oxford Square Management, LLC, that he is the Chief Executive Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~OXFORD SQUARE MANAGEMENT, LLC By: /s/ Jonathan H. Cohen~~ __________________ ~~Name: Jonathan H. Cohen Title: Chief Executive Officer~~

~~VERIFICATION~~

~~The undersigned states that he has duly executed the foregoing Application for and on behalf of Oxford Lane Capital Corp., that he is the Chief Executive Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~OXFORD LANE CAPITAL CORP. By: /s/ Jonathan H. Cohen~~ __________________ ~~Name: Jonathan H. Cohen Title: Chief Executive Officer~~

~~VERIFICATION~~

~~The undersigned states that he has duly executed the foregoing Application for and on behalf of Oxford Lane Management, LLC, that he is the Chief Executive Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~OXFORD LANE MANAGEMENT, LLC By: /s/ Jonathan H. Cohen~~ __________________ ~~Name: Jonathan H. Cohen Title: Chief Executive Officer~~

~~VERIFICATION~~

~~The undersigned states that he has duly executed the foregoing Application for and on behalf of Oxford Park Income Fund, Inc., that he is Chief Executive Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~OXFORD PARK INCOME FUND, INC. By: /s/ Jonathan H. Cohen~~ __________________ ~~Name: Jonathan H. Cohen Title: Chief Executive Officer~~

~~VERIFICATION~~

~~The undersigned states that he has duly executed the foregoing Application for and on behalf of Oxford Park Management, LLC, that he is the Chief Executive Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~OXFORD PARK MANAGEMENT, LLC By: /s/ Jonathan H. Cohen~~ __________________ ~~Name: Jonathan H. Cohen Title: Chief Executive Officer~~

~~VERIFICATION~~

~~The undersigned states that it has duly executed the foregoing Application for and on behalf of Oxford Gate Master Fund, LLC, and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that it is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of its knowledge, information and belief.~~

~~OXFORD GATE MASTER FUND, LLC By: Oxford Gate Management, LLC, as Managing Member By: /s/ Jonathan H. Cohen~~ __________________ ~~Name: Jonathan H. Cohen Title: Chief Executive Officer~~

~~VERIFICATION~~

~~The undersigned states that it has duly executed the foregoing Application for and on behalf of Oxford Gate, LLC, and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that it is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of its knowledge, information and belief.~~

~~OXFORD GATE, LLC By: Oxford Gate Management, LLC, as Managing Member By: /s/ Jonathan H. Cohen~~ __________________ ~~Name: Jonathan H. Cohen Title: Chief Executive Officer~~

~~VERIFICATION~~

~~The undersigned states that it has duly executed the foregoing Application for and on behalf of Oxford Gate (Bermuda), LLC, and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that it is familiar with such instalment, and the contents thereof, and that the facts therein set forth are true to the best of its knowledge, information and belief.~~

~~OXFORD GATE (BERMUDA), LLC By: Oxford Gate Management, LLC, as Managing Member By: /s/ Jonathan H. Cohen~~ __________________ ~~Name: Jonathan H. Cohen Title: Chief Executive Officer~~

~~VERIFICATION~~

~~The undersigned states that it has duly executed the foregoing Application for and on behalf of Oxford Bridge II, LLC, and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that it is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of its knowledge, information and belief.~~

~~OXFORD BRIDGE II, LLC By: Oxford Gate Management, LLC, as Managing Member By: /s/ Jonathan H. Cohen~~ __________________ ~~Name: Jonathan H. Cohen Title: Chief Executive Officer~~

~~VERIFICATION~~

The undersigned states that he or she has duly executed the ~~foregoing~~attached Application dated February 6, 2026 for and on behalf of ~~Oxford Gate Management, LLC~~the Applicants, as the case may be, that he ~~is an Authorized Person of~~or she holds the office with each such entity as indicated below, and that all ~~action by~~actions by stockholders, officers, directors, and other bodies necessary to authorize ~~deponent~~the undersigned to execute and file such ~~instrument has~~Application have been taken. The undersigned further states that he or she is familiar with ~~such~~the instrument~~,~~  and the contents thereof, and that the facts ~~therein~~ set forth therein are true to the best of his or her knowledge, information, and belief.

~~OXFORD GATE MANAGEMENT, LLC By: /s/ Jonathan H. Cohen~~ __________________ ~~Name: Jonathan H. Cohen Title: Chief Executive Officer~~

FP STRATEGIES LLC

By:	/s/ Marc Weinstein
Name: Marc Weinstein
Title: Member

ROBOSTRATEGY, INC.

By:	/s/ Andrew Kang
Name: Andrew Kang
Title: President and Chief Executive Officer

SATYA ROBO HOLDINGS LLC
~~EXHIBIT A~~
By:	/s/ Marc Weinstein
Name: Marc Weinstein
Title: Authorized Signatory

~~Resolutions of Board of Directors of Oxford Square Capital, Corp.~~

~~Approval of Filing Section 17(d) Application for Co-Investment Relief~~

Exhibit B

RESOLUTIONS OF THE BOARD OF DIRECTORS OF ROBOSTRATEGY, INC. (THE “COMPANY”)*

WHEREAS, the Board ~~deems it is advisable and in the best interest of the Fund to file with~~of Directors has reviewed the Company’s Co-Investment Exemptive Application (the “Exemptive Application”) involving the Company and certain affiliates thereof as specified in the Exemptive Application, a copy of which is attached hereto as Appendix D, for an order of the U.S. Securities and Exchange Commission (the “Commission”) ~~an application for an order~~ pursuant to ~~Sections 17(d) and~~Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated ~~thereunder (the “Application”), to authorize the entering into of~~under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by ~~Sections~~Section 17(d) and Section 57(a)(4) of the 1940 Act ~~and Rule 17d-1 promulgated thereunder~~.

NOW, THEREFORE, BE IT RESOLVED, that ~~the officers of Oxford Square Management, LLC and the Fund~~each of the Chief Executive Officer, Chief Financial Officer, Chief Compliance Officer and the Secretary of the Company (the “Authorized Officers”) shall be, and each of them individually hereby is, authorized, empowered and directed ~~on behalf of~~, in the ~~Fund and in its~~ name and on behalf of the ~~Fund~~Company, to ~~prepare, execute, and~~ cause to be executed, delivered and filed with the Commission ~~an~~the Exemptive Application ~~for an Order of Exemption and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further~~, in substantially the form attached hereto as Appendix D; and

~~RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further~~

~~RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.~~

~~Resolutions of the Board of Directors of Oxford Lane Capital Corp.~~

~~Approval of Filing Section 17(d) Application for Co-Investment Relief~~

~~WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.~~

~~NOW, THEREFORE, BE IT~~FURTHER RESOLVED, that the ~~officers of Oxford Lane Management, LLC and the Fund~~Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed ~~on behalf of~~, in the ~~Fund and in its~~ name and on behalf of the ~~Fund~~Company, to ~~prepare, execute, and~~ cause to be made, executed, delivered and filed with the Commission ~~an Application for an Order of Exemption and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further~~any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action.

*	Appendix D in this resolution refers to the Appendix included in the Board consent that was executed by the Board and contained this resolution.

EXHIBIT C

~~RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further~~

~~RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.~~

~~Resolutions of the Board of Directors of Oxford Park Income Fund. Inc.~~

~~Approval of Filing Section 17(d) Application for Co-Investment Relief~~

~~WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.~~

~~NOW, THEREFORE, BE IT RESOLVED, that the officers of Oxford Park Management, LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further~~

~~RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further~~

~~RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.~~

Two Marked Copies of the Application Pursuant to Rule 0-5(e)

[Different first page setting changed from off in original to on in modified.].

[Different first page link-to-previous setting changed from on in original to off in modified.].

~~File No. 812-15840~~

~~Schedule A~~

~~Existing Affiliated Funds~~

~~1. Oxford Gate Master Fund, LLC~~

~~2. Oxford Gate, LLC~~

~~3. Oxford Gate (Bermuda), LLC~~

~~4. Oxford Bridge II, LLC~~

[Different first page setting changed from off in original to on in modified.].

File No. ~~812-15849~~812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

FP STRATEGIES LLC

ROBOSTRATEGY, INC.

151 Calle de San Francisco, Suite 200

San Juan, Puerto Rico 00901

SATYA ROBO HOLDINGS LLC

1250 Ave Ponce de Leon, Suite 301 PMB 1902

San Juan, Puerto Rico 00907

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

~~FIRST AMENDED AND RESTATED~~ APPLICATION FOR AN ORDER PURSUANT TO

SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1

UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT

TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE

17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

~~In                             the                              Matter                       of                the                            Application                            of:~~
~~PROSPECT                                                                       CAPITAL                                                                 CORPORATION,~~
~~PRIORITY                                                     INCOME                                          FUND,                                                        INC.,~~
~~PROSPECT             FLOATING          RATE            AND        ALTERNATIVE      INCOME                   FUND,           INC.,~~
~~PROSPECT                                              CAPITAL                                         FUNDING                                                      LLC,~~
~~NATIONAL                                                PROPERTY                                       REIT                                                       CORP.,~~
~~PROSPECT                                             CAPITAL                                  MANAGEMENT                                                    L.P.,~~
~~PRIORITY                     SENIOR                    SECURED             INCOME             MANAGEMENT,                               LLC,~~
~~PROSPECT                                                  ENHANCED                                    YIELD                                                      FUND,~~
~~PROSPECT ENHANCED YIELD MANAGEMENT, LLC~~

All Communications, Notices and Orders to:

Marc Weinstein

FP Strategies LLC

151 Calle de San Francisco, Suite 200

San Juan, Puerto Rico 00901

marc@fpstrategies.io

Telephone 787-722-6881

~~Prospect Capital Corporation~~
~~10 East 40th Street, 42nd Floor~~

~~New York, NY 10016~~
~~Attention: Russell Wininger~~
~~(646) 536-3992~~
~~rwininger@prospectcap.com~~

Copies to:

~~Kenneth E. Burdon~~
~~Simpson Thacher & Bartlett LLP~~
~~855 Boylston Street, 9th Floor~~
~~Boston, MA 02116~~
~~(617) 778-9001~~
~~Kenneth.Burdon@stblaw.com~~

~~November 26,2025~~

Owen J. Pinkerton, Esq.

Anne G. Oberndorf, Esq.

Krisztina Nadasdy, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001

anneoberndorf@eversheds-sutherland.com

Telephone (202) 383-0100

February 6, 2026

This Application (including Exhibits) contains 57 pages.

~~2~~

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

~~IN THE MATTER OF~~
~~PROSPECT CAPITAL CORPORATION,~~
~~PRIORITY INCOME FUND, INC.,~~
~~PROSPECT FLOATING RATE AND ALTERNATIVE~~
~~INCOME FUND, INC.,~~
~~PROSPECT CAPITAL FUNDING LLC,~~
~~NATIONAL PROPERTY REIT CORP.,~~
~~PROSPECT CAPITAL MANAGEMENT L.P.,~~
~~PRIORITY SENIOR SECURED INCOME~~
~~MANAGEMENT, LLC,~~
~~PROSPECT ENHANCED YIELD FUND~~
~~PROSPECT ENHANCED YIELD MANAGEMENT, LLC~~

~~10          East           40th         Street,             42nd              Floor~~
~~New York, NY 10016~~

IN THE MATTER OF

FP STRATEGIES LLC

ROBOSTRATEGY, INC.

151 CALLE DE SAN FRANCISCO, SUITE 200

SAN JUAN, PUERTO RICO 00901

SATYA ROBO HOLDINGS LLC

1250 AVE PONCE DE LEON, SUITE 301 PMB 1902

SAN JUAN, PUERTO RICO 00907

File No. ~~812-15849~~812-

: : : : : : : : : : : : : : : : : : : : : : :

~~FIRST AMENDED AND RESTATED~~ APPLICATION FOR AN ORDER

PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

~~I.~~ I. SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) ~~under Section~~ pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. ~~The Order would supersede the exemptive order issued by the Commission on January 13, 2020 (as amended, the “Prior Order”)2that was granted pursuant to Sections 17(d), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.~~

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

~~3~~

~~• Prospect Capital Corporation (“PSEC”’). a closed-end management investment company that has elected to be regulated as a BDC (as defined below) under the 1940 Act. The investment adviser to PSEC is PCM (as defined below).~~

•	~~Priority Income Fund~~RoboStrategy, Inc. (the “~~PRIS”), a~~Existing Regulated Fund”), an externally-managed, non-diversified, closed-end management investment company registered under the 1940 Act~~. The investment adviser to PRIS is PRISM (as defined below).~~;

~~• Prospect Floating Rate and Alternative Income Fund. Inc. (“PFLOAT”) (f/k/a Prospect Sustainable Income Fund. Inc.), a closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. The investment adviser to PFLOAT is PCM.~~

~~• Prospect Enhanced Yield Fund (“PEYF” and together with PSEC, PRIS and PFLOAT. the “Existing Regulated Funds”), a closed-end management investment company registered under the 1940 Act. The investment adviser to PEYF is PEYM (as defined below).~~

•	~~Prospect Capital Management L.P. (“PCM”), a Delaware limited partnership that serves as the investment adviser for PSEC and PFLOAT. PCM is~~FP Strategies LLC (the “Existing Adviser”), a Puerto Rico limited liability company that is registered as an investment adviser ~~registered~~ under the Investment Advisers Act of 1940, as amended (the “Advisers Act”)~~.~~ and serves as the investment adviser to the Existing Regulated Fund, on behalf of itself and its successors[2]; and

~~• Priority Senior Secured Income Management, LLC (“PRISM”), a Delaware limited liability company that serves as the investment adviser for PRIS. PRISM is an investment adviser registered under the Advisers Act.~~

•	Satya Robo Holdings LLC, an entity wholly owned by an affiliate of the Existing Adviser that, from time to time, will hold various financial assets in a principal capacity and that currently intends to participate in Co-Investment Transactions (in such capacity, the “Existing Proprietary Account,” and collectively with the Existing Regulated Fund and Existing Adviser, the “Applicants”).[3]

~~• Prospect Enhanced Yield Management, LLC (“PEYM” and together with PCM and PRISM, the “Existing Advisers”), a Delaware limited liability company that serves as the investment adviser for PEYF. PEYM is an investment adviser registered under the Advisers Act. All of the Existing Advisers are under common control.~~

~~• Prospect Capital Funding LLC (“PSEC SPY Sub”) and National Property REIT Corp., (“NPRC” and together with PSEC SPV Sub, the Existing Regulated Funds and the Existing Advisers, the “Applicants”),3each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub (as defined below) of PSEC.~~

~~[2]~~	~~Prospect Capital Corporation, et al. (File No. 812-14977), Release No. IC-33716 (Dec. 16, 2019) (notice), Release No. IC-33745 (Jan. 13, 2020) (order); Prospect Capital Corporation, et al. (File No. 812-15330), Release No. IC-34642 (Jul. 5, 2022) (notice), Release No. IC-34659 (Aug. 2, 2022) (order).~~
[2]	The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

[3]	All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.
~~[3]~~	~~All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.~~

~~4~~

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund4 and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

~~II.~~ II. GENERAL DESCRIPTION OF THE APPLICANTS

A.	~~PSEC~~The Existing Regulated Fund

~~PSEC is a Maryland corporation organized as a closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act. PSEC was organized on April 13, 2004 and commenced operations on July 27, 2004. PSEC’s principal place of business is 10 East 40th Street, 42nd Floor, New York, New York 10016.~~

[4]	“Regulated Fund” means the Existing Regulated ~~Funds~~Fund and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[5]	“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[6]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
[7]	“Adviser” means ~~PCM, PRISM, PEYM~~the Existing Adviser, and any other investment adviser controlling, controlled by, or under common control with ~~PCM, PRISM, and/or PEYM~~the Existing Adviser. The term “Adviser” also includes any internally-managed Regulated Fund.
[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

~~5~~

The Existing Regulated Fund was formed as a Maryland corporation under the Maryland General Corporation Law on May 23, 2025, and operates as an externally-managed, non-diversified, closed-end management investment company registered under the 1940 Act. The Existing Regulated Fund’s principal place of business is 151 Calle de San Francisco, Suite 200, San Juan, Puerto Rico 00901.

~~PSEC’s~~The Existing Regulated Fund’s investment objective is to ~~generate both current income and~~seek long-term capital appreciation, principally through ~~debt and~~capital gains on equity and equity-linked investments~~. PSEC invests primarily in first and second lien secured loans and unsecured debt, which in some cases includes an equity component. PSEC~~ in robotics and artificial intelligence companies. The Existing Regulated Fund focuses primarily on private, venture-capital-backed private companies with significant growth potential, many of which are not yet publicly listed or widely accessible to individuals investors. The Existing Regulated Fund has a five-member board (the “Existing Fund Board,” and together with any Future Regulated Fund’s board, the “Board~~, three~~”), of which three members are not “interested” persons of ~~PSEC~~the Existing Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.9

~~PSEC is externally managed by PCM, its investment adviser.~~

B.	~~PRIS~~The Existing Proprietary Account

~~PRIS is a Maryland corporation organized as a closed-end management investment company registered under the 1940 Act. PRIS was organized on July 19, 2012. PRIS’s principal place of business is 10 East 40th Street, 42nd Floor, New York, New York 10016.~~

~~PRIS’s investment objective is to generate current income and, as a secondary objective, long-term capital appreciation. PRIS expects to seek to achieve its investment objective by investing, under normal circumstances, at least 80% of its total assets, or net assets plus borrowings, in senior secured loans made to companies whose debt is rated below investment grade or, in limited circumstances, unrated, with an emphasis on current income. PRIS has a four-member Board, three of which are not “interested” persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.~~

~~PRIS is externally managed by PRISM, its investment adviser.~~

The Existing Proprietary Account will, from time to time, hold various financial assets in a principal capacity. The Existing Adviser and its affiliates operate various business lines directly or through their wholly- or majority-owned subsidiaries, and the affiliate that exists and currently intends to participate in Co-Investment Transactions has been included as an Applicant herein.

C.	~~PFLOAT~~Existing Adviser

~~PFLOAT is a Maryland corporation organized as a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act. PFLOAT was organized on April 29, 2011. PFLOAT’s principal place of business is 10 East 40th Street, 42nd Floor, New York, New York 10016.~~

~~PFLOAT’s investment objective and strategy is to generate current income and, as a secondary objective, capital appreciation by targeting investment opportunities with favorable risk-adjusted returns. PFLOAT has a four-member Board, three of which are not “interested” persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.~~

~~PFLOAT is externally managed by PCM, its investment adviser.~~

~~D. PEYF~~

The Existing Adviser serves as the investment adviser of the Existing Regulated Fund, and either it or another Adviser will serve as the investment adviser to any Future Regulated Fund. The Existing Adviser is a Puerto Rico limited liability company and is a registered investment adviser with the Commission under the Advisers Act. On the date of this Application, the Existing Adviser’s sole client that intends to rely on this application is the Existing Regulated Fund.

[9]	The ~~board of directors or trustees, as applicable (each, a “~~Board~~”),~~ of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

~~6~~

~~PEYF is a Delaware statutory trust organized as a closed-end management investment company registered under the 1940 Act that operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act. PEYF was organized on June 27, 2024. PEYF’s principal place of business is 10 East 40th Street, 42nd Floor, New York, New York 10016.~~

~~PEYF’s investment objective is to generate current income and, as a secondary objective, long-term capital appreciation. PEYF has a four-member Board, three of which are not “interested” persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.~~

~~PEYF is externally managed by PEYM, its investment adviser.~~

~~E. PCM~~

Under the terms of an investment advisory agreement with the Existing Regulated Fund, the Existing Adviser will, among other things, manage the investment portfolio, direct purchases and sales of portfolio securities and report thereon to the Existing Regulated Fund’s officers and Board regularly.

~~PCM is a Delaware limited partnership and an investment adviser registered with the Commission under the Advisers Act. PCM serves as investment adviser to PSEC and PFLOAT (together the “PCM Funds”) and manages their respective portfolios in accordance with their respective investment objectives. Subject to the oversight of the Board for the relevant PCM Fund, PCM manages the day-to-day operations of, provides investment advisory services to such PCM Fund, including by determining the composition of the investment portfolio, negotiating investments, and monitoring investments.~~

~~PCM is led by John F. Barry III and M. Grier Eliasek, two senior executives with significant investment advisory and business experience. Mr. Barry controls PCM. PCM’s principal place of business is 700 S. Rosemary Ave., Suite 204, West Palm Beach, Florida 33401.~~

~~F. PRISM~~

~~PRISM is a Delaware limited liability company and an investment adviser registered with the Commission under the Advisers Act. PRISM serves as investment adviser to PRIS and manages PRIS’s portfolio in accordance with PRIS’s investment objective. PRISM makes investment decisions for PRIS, places purchase and sale orders for portfolio transactions for PRIS and otherwise manage the day-to-day operations of PRIS, subject to the oversight of the PRIS Board. PRISM is owned 50% by PCM and 50% by Stratera Holdings, LLC, a national sponsor of alternative investment products designed for the individual and institutional investor. PCM controls PRISM. PRISM’s principal place of business is 700 S. Rosemary Ave., Suite 204, West Palm Beach, Florida 33401.~~

~~PRISM is led by the same team of investment professionals from the investment and operations team of PCM that manages PSEC, which is responsible for PRIS’s day-to-day operations on behalf of PRISM and is responsible for developing, recommending and implementing PRIS’s investment objective.~~

~~G. PEYM~~

~~PEYM is a Delaware limited liability company and an investment adviser registered with the Commission under the Advisers Act. PEYM serves as investment adviser to PEYF and manages PEYF’s portfolio in accordance with PEYF’s investment objective. PEYM makes investment decisions for PEYF, including placing purchase and sale orders for portfolio transactions and otherwise managing the day-to-day operations of PEYF, subject to the oversight of the PEYF Board.~~

~~PEYM is led by John F. Barry III, M. Grier Eliasek, Colin McGinnis, and Ga’ash “Josh” Soffer, senior executives with significant investment advisory and business experience. PCM controls PEYM. PEYM’s principal place of business is 700 S. Rosemary Ave., Suite 204, West Palm Beach, Florida 33401.~~

~~H. PSEC SPV Sub~~

~~PSEC SPV Sub is a Delaware limited liability company and is a Wholly-Owned Investment Sub of PSEC. PSEC SPV Sub holds certain of PSEC’s portfolio loan investments that are used as collateral for the revolving credit facility at PSEC SPV Sub.~~

~~7~~

~~I. NPRC~~

~~NPRC is a Maryland corporation, a qualified REIT for U.S. federal income tax purposes, and is a Wholly-Owned Investment Sub of PSEC. NPRC is held for purposes of investing, operating, financing, leasing, managing, and selling a portfolio of real estate assets.~~

~~III.~~ III. ORDER REQUESTED

The Applicants request an Order of the Commission ~~under~~pursuant to Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”10 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). ~~PEYM and PRISM are controlled by PCM, and so the Existing Advisers are thus affiliated persons of each other.~~

[10]	Rule ~~17d-l~~17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company ~~...~~… and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….~~...~~”

~~8~~

With ~~Accordingly, with~~ respect to the Existing ~~Advisers,~~Adviser and any other Advisers that are deemed to be affiliated persons of ~~each other~~the Existing Adviser, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing ~~Advisers~~Adviser, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule ~~17d-1~~17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

~~1.~~ 1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund~~,~~  and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.11

~~2.~~ 2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,12 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,[13] unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

~~3.~~ 3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.14

[11]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
[12]	Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.
[13]	Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.
[14]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

~~9~~

~~4.~~ 4. No Remuneration. Any transaction fee15 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the ~~Co-investment~~Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement~~)~~(s) with the Regulated Fund(s) or Affiliated Entity(ies).

~~5.~~ 5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.16

~~6.~~ 6. Dispositions:

~~(a)~~ (a) Prior to any Disposition17 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

~~(b)~~ (b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.18

~~7.~~ 7. Board Oversight

~~(a)~~ (a) Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

~~(b)~~ (b) Prior to a Regulated Fund’s participation in ~~Co-investment~~Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the ~~Co-investment~~Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

[15]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.
[16]	The Affiliated Entities may adopt shared ~~Co-investment~~Co-Investment Policies.
[17]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
[18]	“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

~~10~~

~~(c)~~ (c) At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

~~(d)~~ (d) Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ ~~Co-investment~~Co-Investment Policies.

~~(e)~~ (e) The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related ~~Co-investment~~Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

~~8.~~ 8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the ~~Co-investment~~Co-Investment Transactions were approved by the Required Majority under Section 57(f).19

~~9.~~ 9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

~~IV.~~ IV. STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each ~~Co-investment~~Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule ~~17d-1~~17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

[19]	If a Regulated Fund enters into a transaction that would be a ~~Co-investment~~Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

~~11~~

~~V.~~ V. PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions ~~(~~, including substantially identical relief[20] recently granted by the Commission, which applications have been identified by Applicants as substantially identical to the Application pursuant to Rule 0-5(e)(3) under the 1940 Act, (together, the “Existing Orders”).~~20~~[21] Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

[20]	Oxford Square Capital Corp., et al. (File No. 812-15840), Release No. IC-35820 (December 11, 2025) (notice), Release No. IC-35860 (January 6, 2026) (order); Prospect Capital Corporation, et al. (File No. 812-15849), Release No. IC-35819 (December 9, 2025) (notice), Release No. IC-35859 (January 6, 2026) (order).
~~[20]~~[21]	See, e.g., ~~Axxes Opportunistic~~FS Credit ~~Fund~~Opportunities Corp., et al. (File No. ~~812-15578~~812-15706), Release No. IC~~-35769 (September 26,2025) (notice), Release No. IC-35784 (November 14, 2025) (order); HarbourVest Private Investments Fund, et al. (File No. 812-15801), Release No. IC-35735 (September 2~~-35520 (April 3, 2025) (notice), Release No. IC~~-35771 (September 30~~-35561 (April 29, 2025) (order); ~~Audax Credit BDC~~Sixth Street Specialty Lending, Inc.~~,~~  et al. (File No. ~~812-15605~~812-15729), Release No. IC~~-35686 (July 22~~-35531 (April 10, 2025) (notice), Release No. IC~~-35714 (August 19~~-35570 (May 6, 2025) (order)~~; Coller Secondaries Private Equity Opportunities Fund, et al. (File No. 812-15767), Release No. IC-35615 (May 28, 2025) (notice), Release No. IC-35651 (June 24, 2025) (order); Great Elm Capital Corp., et al. (File No. 812-15765), Release No. IC-35608 (May 23, 2025) (notice), Release No. IC-35645 (June 18, 2025) (order); Blackstone Private Credit Fund, et al. (File No. 812-15726), Release No. IC-35567A (May 27, 2025) (notice), Release No. IC-35644 (June 18, 2025) (order); Variant Alternative Income Fund, et al. (File No. 812-15771), Release No. IC-35607 (May 22, 2025) (notice), Release No. IC-35640 (June 17, 2025) (order); Eagle Point Credit Company Inc., et al. (File No. 812-15512), Release No. IC-35605 (May 22, 2025) (notice), Release No. IC-35639 (June 17, 2025) (order); Golub Capital BDC, Inc., et al. (File No. 812-15770), Release No. IC-35606 (May 22, 2025) (notice), Release No. IC-35638 (June 17, 2025) (order); Global X Venture Fund, et al. (File No. 812-15704), Release No. IC-35593 (May 19, 2025) (notice), Release No. IC-35637 (June 17,2025) (order); 5C Lending Partners Corp., et al. (File No. 812-15769), Release No. IC-35590 (May 16, 2025) (notice), Release No. IC-35631 (June 11, 2025) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15735), Release No. IC-35583 (May 13, 2025) (notice), Release No. IC-35628 (June 10, 2025) (order); MSD Investment Corp., et al. (File No. 812-15562), Release No. IC-35582 (May 12,2025) (notice), Release No. IC-35624 (June 9, 2025) (order); First Eagle Private Credit Fund, et al. (File No. 812-15754), Release No. IC-35569 (May 5, 2025) (notice), Release No. IC-35623 (June 3, 2025) (order); Nomura Alternative Income Fund, et al. (File No. 812-15759), Release No. IC-35575 (May 7, 2025) (notice), Release No. IC-35621 (June 3, 2025) (order); Varagon Capital Corporation, et al. (File No. 812-15757), Release No. IC-35578 (May 7, 2025) (notice), Release No. IC-35620 (June 3,2025) (order); Morgan Stanley Direct Lending Fund, et al. (File No. 812-15738), Release No. IC-35574 (May 7, 2025) (notice), Release No. IC-35619 (June 3, 2025) (order); AGTB Fund Manager, LLC, et al. (File No. 812-15758), Release No. IC-35568 (May 5,2025) (notice), Release No. IC-35616 (May 30, 2025) (order); Franklin Lexington Private Markets Fund, et al. (File No. 812-15752), Release No. IC-35563 (Apr. 30, 2025) (notice), Release No. IC-35614 (May 28, 2025) (order); Ares Capital Corporation, et al. (File No. 812-15483), Release No. IC-35564 (May 1, 2025) (notice), Release No. IC-35611 (May 28, 2025) (order); Adams Street Private Equity Navigator Fund LLC, et al. (File No. 812-15634), Release No. IC-35560 (Apr. 28, 2025) (notice), Release No. IC-35609 (May 27, 2025) (order); Goldman Sachs BDC, Inc., et al. (File No. 812-15711), Release No. IC-35559 (Apr. 25, 2025) (notice), Release No. IC-35597 (May 21, 2025) (order); Jefferies Finance LLC, et al. (File No. 812-15748), Release No. IC-35545 (Apr. 22,2025) (notice), Release No. IC-35596 (May 20, 2025) (order); PGIM, Inc., et al. (File No. 812-15737), Release No. IC-35546 (Apr. 22, 2025) (notice), Release No. IC-35594 (May 20, 2025) (order); MidCap Financial Investment Corporation, et al. (File No. 812-15725), Release No. IC-35540 (Apr. 16, 2025) (notice), Release No. IC-35584 (May 14, 2025) (order); Aether Infrastructure & Natural Resources Fund et al., (File No. 812-15749), Release No. IC-35541 (Apr. 17, 2025) (notice), Release No. IC-35585 (May 13, 2025) (order); New Mountain Capital, L.L.C., et al. (File No. 812-15739), Release No. IC-35539 (Apr. 16, 2025) (notice), Release No. IC-35584 (May 13,2025) (order)~~; Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (~~Apr.~~April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (~~Apr.~~April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order)~~; Sixth Street Specialty Lending, Inc., et al. (File No. 812-15729), Release No. IC-35531 (Apr. 10,2025) (notice), Release No. IC-35570 (May 6,2025) (order); FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (Apr. 3, 2025) (notice), Release No. IC-35561 (Apr. 29, 2025) (order)~~.

~~12~~

~~VI.~~ VI. PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

~~Russell                                                                                                                                                      Wininger~~
~~Prospect                                                          Capital                                                                         Corporation~~
~~10                          East                40th                                   Street,                     42nd                                 Floor~~
~~New                                      York,                                                         NY                                                    10016~~
~~(646)                                                                                          536-3992~~
~~rwininger@prospetcap.com~~

Marc Weinstein

FP Strategies LLC

151 Calle de San Francisco, Suite 200

San Juan, Puerto Rico 00901

marc@fpstrategies.io

Telephone 787-722-6881

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

~~Kenneth E. Burdon~~
~~Simpson Thacher & Bartlett LLP~~
~~855 Boylston Street, 9th Floor~~
~~Boston, MA 02116~~
~~(617) 778-9001~~
~~Kenneth.Burdon@stblaw.com~~

Owen J. Pinkerton, Esq.

Anne G. Oberndorf, Esq.

Krisztina Nadasdy, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001

anneoberndorf@eversheds-sutherland.com

Telephone (202) 383-0100

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of ~~each~~the Existing Regulated Fund pursuant to resolutions duly adopted by the Board. ~~Copies~~A copy of the resolutions are ~~provided below~~attached hereto as Exhibit B.

Pursuant to Rule 0-2(c), Applicants hereby state that each Applicant has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to ~~Section~~Sections 17(d) and 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

~~13~~

In accordance with Rule 0-5(d) under the 1940 Act, Applicants request expedited review of the Application by the Commission. In accordance with Rule 0-5(e)(2) under the 1940 Act, included as Exhibit C to this Application are two marked copies of the Application showing changes from the final versions of two recent applications identified by Applicants as substantially identical to the Application pursuant to Rule 0-5(e)(3) under the 1940 Act.

[Signature Page Follows]

~~14~~

The Applicants have caused this Application to be duly signed on their behalf on the ~~November 26, 2025~~6th day of February, 2026.

~~PROSPECT CAPITAL CORPORATION By: /s/ M. Grier Eliasek~~______________ ~~Name: M. Grier Eliasek Title: President & Chief Executive Officer~~

~~PRIORITY INCOME FUND, INC. By: /s/ M. Grier Eliasek  Name: M. Grier Eliasek Title: President & Chief Executive Officer~~
~~PROSPECT FLOATING RATE AND ALTERNATIVE INCOME FUND, INC. By: /s/ M. Grier Eliasek  Name: M. Grier Eliasek Title: President & Chief Executive Officer~~
~~PROSPECT CAPITAL MANAGEMENT L.P. By: /s/ M. Grier Eliasek  Name: M. Grier Eliasek Title: Authorized Person~~
~~PRIORITY SENIOR SECURED INCOME MANAGEMENT, LLC By: /s/ M. Grier Eliasek  Name: M. Grier Eliasek Title: President & Chief Executive Officer~~
~~PROSPECT ENHANCED YIELD FUND By: /s/ M. Grier Eliasek  Name: M. Grier Eliasek Title: President & Chief Executive Officer~~
~~PROSPECT ENHANCED YIELD MANAGEMENT, LLC By: /s/ M. Grier Eliasek  Name: M. Grier Eliasek Title: President & Chief Executive Officer~~

~~15~~

~~NATIONAL PROPERTY REIT CORP. By: /s/ M. Grier Eliasek  Name: M. Grier Eliasek Title: Authorized Signatory~~
~~PROSPECT CAPITAL FUNDING LLC By: /s/ M. Grier Eliasek  Name: M. Grier Eliasek Title: Authorized Signatory~~

~~VERIFICATION~~

FP STRATEGIES LLC

By:	/s/ Marc Weinstein
Name: Marc Weinstein
Title: Member

ROBOSTRATEGY, INC.

By:	/s/ Andrew Kang
Name: Andrew Kang
Title: President and Chief Executive Officer

SATYA ROBO HOLDINGS LLC

By:	/s/ Marc Weinstein
Name: Marc Weinstein
Title: Authorized Signatory

~~16~~

Exhibit A

Verification

~~Each of the~~The undersigned states that he or she has duly executed the attached ~~application dated as of November 26, 2025~~Application dated February 6, 2026 for and on behalf of the ~~entities listed below;~~Applicants, as the case may be, that he or she holds the office with each such entity as indicated below, and that all ~~action by~~actions by stockholders, officers, directors, ~~officers, stockholders, general partners, trustees or members of each entity and any other body~~and other bodies necessary to authorize the undersigned to execute and file such ~~instrument has~~Application have been taken. ~~Each of the~~The undersigned further states that he or she is familiar with ~~such~~the instrument~~,~~  and the contents thereof, and that the facts ~~therein~~ set forth therein are true to the best of his or her knowledge, information, and belief.

~~PROSPECT CAPITAL CORPORATION By: /s/ M. Grier Eliasek  Name: M. Grier Eliasek Title: President & Chief Executive Officer~~
~~PRIORITY INCOME FUND, INC. By: /s/ M. Grier Eliasek  Name: M. Grier Eliasek Title: President & Chief Executive Officer~~
~~PROSPECT FLOATING RATE & ALTERNATIVE INCOME FUND, INC. By: /s/ M. Grier Eliasek  Name: M. Grier Eliasek Title: President & Chief Executive Officer~~
~~PROSPECT CAPITAL MANAGEMENT L.P. By: /s/ M. Grier Eliasek  Name: M. Grier Eliasek Title: Authorized Person~~
~~PRIORITY SENIOR SECURED INCOME MANAGEMENT, LLC By: /s/ M. Grier Eliasek  Name: M. Grier Eliasek Title: President & Chief Executive Officer~~
~~PROSPECT ENHANCED YIELD FUND By: /s/ M. Grier Eliasek  Name: M. Grier Eliasek Title: President & Chief Executive Officer~~

~~17~~

~~PROSPECT ENHANCED YIELD MANAGEMENT, LLC By: /s/ M. Grier Eliasek  Name: M. Grier Eliasek Title: President & Chief Executive Officer~~
~~NATIONAL PROPERTY REIT CORP. By: /s/ M. Grier Eliasek  Name: M. Grier Eliasek Title: Authorized Signatory~~
~~PROSPECT CAPITAL FUNDING LLC By: /s/ M. Grier Eliasek  Name: M. Grier Eliasek Title: Authorized Signatory~~

~~18~~

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FP STRATEGIES LLC

By:	/s/ Marc Weinstein
Name: Marc Weinstein
Title: Member

ROBOSTRATEGY, INC.
~~EXHIBIT A~~
By:	/s/ Andrew Kang
Name: Andrew Kang
Title: President and Chief Executive Officer

SATYA ROBO HOLDINGS LLC
~~Resolutions of Board of Directors of Prospect Capital Corporation~~
By:	/s/ Marc Weinstein
Name:Marc Weinstein
Title: Authorized Signatory

~~Approval of Filing Section 17(d) Application for Co-Investment Relief~~

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~~19~~

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Exhibit B

RESOLUTIONS OF THE BOARD OF DIRECTORS OF ROBOSTRATEGY, INC. (THE “COMPANY”)*

WHEREAS, the Board of Directors ~~(the “Board”) believes it is in the best interests of Prospect Capital Corporation (the “Company”) to file an application for an order to replace a prior order under Sections 17(d) and~~has reviewed the Company’s Co-Investment Exemptive Application (the “Exemptive Application”) involving the Company and certain affiliates thereof as specified in the Exemptive Application, a copy of which is attached hereto as Appendix D, for an order of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the ~~Investment Company Act of 1940 to permit~~1940 Act, permitting certain joint transactions that otherwise may be prohibited by Section 17(d) and Section 57(a)(4) of the ~~Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 (the “Application”)~~1940 Act.

~~NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company (the “Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the Investment Company Act of 1940 and the rides and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further~~

~~RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instalments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.~~

~~Resolutions of the Board of Directors of Priority Income Fund, Inc.~~

~~Approval of Filing Section 17(d) Application for Co-Investment Relief~~

~~WHEREAS, the Board of Directors (the “Board”) believes it is in the best interests of Priority Income Fund, Inc. (the “Company”) to file an application for an order to replace a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a) (4) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 (the “Application”).~~

NOW, THEREFORE, BE IT RESOLVED, that ~~the officers~~each of the Chief Executive Officer, Chief Financial Officer, Chief Compliance Officer and the Secretary of the Company (the “Authorized Officers”) shall be, and ~~they~~each of them individually hereby ~~are~~is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be ~~prepared,~~ executed, delivered and filed with the ~~SEC~~Commission the Exemptive Application, ~~and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the Investment Company Act of 1940 and the rales and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further~~in substantially the form attached hereto as Appendix D; and

~~RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.~~

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~~20~~

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~~Resolutions of the Board of Directors of Prospect Floating Rate and Alternative Income Fund, Inc.~~

~~Approval of Filing Section 17(d) Application for Co-Investment Relief~~

~~WHEREAS, the Board of Directors (the “Board”) believes it is in the best interests of Prospect Floating Rate and Alternative Income Fund, Inc. (the “Company”) to file an application for an order to replace a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 (the “Application”).~~

~~NOW, THEREFORE, BE IT~~FURTHER RESOLVED, that the ~~officers of the Company (the “~~Authorized Officers~~”)~~ shall be, and ~~they~~each of them individually hereby ~~are~~is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be ~~prepared~~made, executed, delivered and filed with the ~~SEC the Application, and to do such other acts or things and execute such other documents, including~~Commission any amendments to the Exemptive Application~~, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officers preparing the same shall approve, such approval~~ and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the ~~filing of the Application; and it is further~~taking of any such action.

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*	Appendix D in this resolution refers to the Appendix included in the Board consent that was executed by the Board and contained this resolution.

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EXHIBIT C

~~RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instalments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.~~

~~Resolutions of the Board of Trustees of Prospect Enhanced Yield Fund~~

~~Approval of Filing Section 17(d) Application for Co-Investment Relief~~

~~WHEREAS, the Board of Trustees (the “Board”) believes it is in the best interests of Prospect Enhanced Yield Fund (the “Company”) to file an application for an order to replace a prior order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 to permit certain joint transactions otherwise prohibited by Section 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 (the “Application”).~~

~~NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company (the “Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further~~

~~RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.~~

Two Marked Copies of the Application Pursuant to Rule 0-5(e)

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